CORPORATE LEGAL

P.O. Box 810, 1000 AV Amsterdam	Department
Corporate Legal
Mr. Jim B. Rosenberg	Location
Senior Assistant Chief Accountant	IH-04.346
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the	March 23, 2011
Fiscal year ended December 31, 2009 (File No. 001-14642)
Dear Mr. Rosenberg,
Thank you for your letter, dated March 10, 2011, regarding the above-referenced filing. As William Torchiana of Sullivan & Cromwell has discussed with Ibolya Ignat, we are currently working on a response to your letter, and we confirm our intention to submit our response by April 21, 2011. Please contact me should you have any additional comments or require additional information

Very truly yours,
/s/ Jan-Willem Vink
Jan-Willem Vink
General Counsel

cc:	Mark Brunhofer Ibolya Ignat (Securities and Exchange Commission)

William D. Torchiana Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)

Amstelveenseweg 500, Amsterdam	www.ing.com
T (020) 541 87 02 F (020) 541 87 23	ING Groep N.V., registered office Amsterdam
E jan-willem.vink@ing.com	Trade Register no. 33231073 Amsterdam